UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 19, 2011

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

Today, May 19, 2011, Dollar Tree, Inc. issued a press release reporting its fiscal 2011 first quarter sales and earnings results and announcing that it will hold a publicly available telephone conference call to discuss these results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in items 2.02 and 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press Release dated May 19, 2011 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: May 19, 2011

By: /s/ Kevin S. Wampler
     Kevin S. Wampler
     Chief Financial Officer

Exhibit 99.1 - Press release dated May 19, 2011 issued by Dollar Tree, Inc.

Exhibit 99.1

PRESS RELEASE

DOLLAR TREE, INC. REPORTS RECORD FIRST QUARTER EARNINGS
- Earnings per Diluted Share increase to $0.82
- Consolidated net sales increase 14.3%
- Comparable store sales increase 7.1%

CHESAPEAKE, Va. – May 19, 2011 – Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores selling everything for $1 or less, reported its results for the quarter ended April 30, 2011 ("first quarter"). Consolidated net sales for the first quarter were $1.55 billion, a 14.3% increase compared to $1.35 billion reported for the quarter ended May 1, 2010 ("first quarter 2010"). Comparable store sales increased 7.1%, on top of a 6.5% increase for the first quarter 2010.

Earnings per diluted share for the first quarter were $0.82, compared to earnings per diluted share of $0.49 reported for the quarter ended May 1, 2010, which included a non-recurring, non-cash charge of $26.3 million relating to a retail inventory accounting change in the first quarter 2010. The Company's earnings per diluted share of $0.82 in the first quarter 2011 were an increase of 34.4% compared to the first quarter 2010 earnings per diluted share of $0.61, absent the charge.

"I am pleased by Dollar Tree's continuing growth in sales and earnings," President and CEO Bob Sasser said. "Our business momentum was strong throughout the first quarter. Seasonal performance was outstanding from Valentine's through Easter. Both traffic and ticket increased as more customers continue to rely on Dollar Tree for great merchandise values and a fun, convenient shopping experience.

"The 7.1% comp-store sales increase following strong first quarter growth for the past two years is further validation of Dollar Tree's efforts to find more ways to provide more value to more customers every day."

Operating margin for the quarter was 10.5%, a 290 basis point improvement from the 7.6% operating margin in the first quarter 2010, and a 100 basis point improvement from the 9.5% operating margin in the first quarter 2010, absent the aforementioned charge in the first quarter last year.

Cash and investments at quarter-end totaled $510.3 million, compared with $390.1 million at the end of the first quarter 2010. During the first quarter, the Company repurchased 1.7 million shares for $88.6 million, and has $257.4 million remaining on its share repurchase authorization.

The Company continues to grow. During the first quarter, Dollar Tree opened 83 stores, closed 7 stores, and expanded or relocated 41 stores. Retail selling square footage increased 9.0% compared to a year ago, to 36.0 million square feet.

Guidance
The Company estimates sales for the second quarter of 2011 to be in the range of $1.51 billion to $1.55 billion, based on low –to- mid single digit positive comparable store sales. Diluted earnings per share are estimated to be in the range of $0.68 to $0.75.

Full year sales are now estimated to be in the range of $6.50 billion to $6.63 billion. This estimate is based on a range of low –to- mid single digit positive comparable store sales. Diluted earnings per share are expected to be $3.69 to $3.85. The Company reported earnings per diluted share for fiscal 2010 of $3.10, which includes the impact of the aforementioned charge. Excluding the charge, earnings per diluted share were $3.23 for fiscal 2010.

On Thursday, May 19, 2011, the Company will host a conference call to discuss its earnings results at 9:00 a.m. EDT. The telephone number for the call is 888-811-5448. A recorded version of the call will be available until midnight Thursday, May 26, and may be accessed by dialing 888-203-1112, and the access code is 9902996. A webcast of the call is accessible through Dollar Tree's website, www.dollartreeinfo.com/investors/news/events and will remain online until midnight Thursday, May 26.

Dollar Tree, a Fortune 500 Company, operated 4,177 stores in 48 states and 4 Canadian Provinces as of April 30, 2011, with total retail selling square footage of 36.0 million. To learn more about the Company, visit www.DollarTree.com.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: Our press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward-looking statements include statements regarding second quarter and full year sales, second quarter and full year diluted earnings per share, and second quarter comparable store sales. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10 - K filed March 17, 2011. We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree, Inc., Chesapeake
             Timothy J. Reid, 757-321-5284
             www.DollarTree.com

DOLLAR TREE, INC.
Condensed Consolidated Income Statements
(Dollars in millions, except per share data)

		First Quarter Ended		
		April 30, 2011		**May 1, 2010**
		(unaudited)		(unaudited)
Net sales	$	1,545.9	$	1,352.6
Cost of sales, excluding non-cash beginning inventory adjustment		1,005.1		876.1
Non-cash beginning inventory adjustment		-		26.3
Gross profit		540.8		450.2
		35.0%		33.3%
Selling, general & administrative expenses		379.1		347.6
		24.5%		25.7%
Operating income		161.7		102.6
		10.5%		7.6%
Interest expense, net		0.9		1.4
Other income, net		(0.7)		(0.9)
Income before income taxes		161.5		102.1
		10.4%		7.5%
Income tax expense		60.5		38.5
Income tax rate		37.5%		37.7%
Net income	$	101.0	$	63.6
		6.5%		4.7%
Net earnings per share:				
Basic	$	0.82	$	0.49
Weighted average number of shares		122.6		129.3
Diluted	$	0.82	$	0.49
Weighted average number of shares		123.5		130.3

DOLLAR TREE, INC.
Condensed Consolidated Balance Sheets
(Dollars in millions)
(Unaudited)

	April 30, 2011	January 29, 2011	May 1, 2010
Cash and cash equivalents	$ 371.3	$ 311.2	$ 338.6
Short-term investments	139.0	174.8	51.5
Merchandise inventories	771.2	803.1	707.7
Other current assets	44.0	44.2	47.0
Total current assets	1,325.5	1,333.3	1,144.8
Property and equipment, net	760.2	741.1	719.4
Goodwill	175.0	173.1	133.3
Deferred tax assets	25.1	38.0	43.5
Other assets, net	95.5	95.0	101.7
Total assets	$ 2,381.3	$ 2,380.5	$ 2,142.7
Current portion of long-term debt	$ 16.5	$ 16.5	$ 17.5
Accounts payable	276.0	261.4	258.6
Other current liabilities	170.6	190.5	154.4
Income taxes payable, current	41.6	64.4	37.7
Total current liabilities	504.7	532.8	468.2
Long-term debt, excluding current portion	250.0	250.0	250.0
Income taxes payable, long-term	15.4	15.2	15.0
Other liabilities	124.5	123.5	116.5
Total liabilities	894.6	921.5	849.7
Shareholders' equity	1,486.7	1,459.0	1,293.0
Total liabilities and shareholders' equity	$ 2,381.3	$ 2,380.5	$ 2,142.7
STORE DATA:			
Number of stores open at end of period	4,177	4,101	3,874
Total selling square footage (in millions)	36.0	35.1	33.0

DOLLAR TREE, INC.
Condensed Consolidated Statements of Cash Flows
(Dollars in millions)
(Unaudited)

	Three Months Ended			
	April 30, 2011		**May 1, 2010**	
Cash flows from operating activities:				
Net income	$	101.0	$	63.6
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		39.2		39.3
Other non-cash adjustments		23.8		26.3
Changes in working capital		(7.7)		(93.4)
Total adjustments		55.3		(27.8)
Net cash provided by operating activities		156.3		35.8
Cash flows from investing activities:				
Capital expenditures		(58.3)		(45.1)
Purchase of short-term investments		(6.0)		(29.0)
Proceeds from maturities of short-term investments		41.8		5.4
Purchase of restricted investments		-		(36.4)
Proceeds from maturities of restricted investments		-		36.4
Other		0.4		-
Net cash used in investing activities		(22.1)		(68.7)
Cash flows from financing activities:				
Proceeds from stock issued pursuant to stock-based compensation plans		3.9		13.3
Payments for share repurchases		(88.6)		(220.8)
Tax benefit of stock-based compensation		9.8		7.5
Principal payments under long-term debt and capital lease obligations		(0.1)		(0.1)
Net cash used in financing activities		(75.0)		(200.1)
Effect of exchange rate changes on cash and cash equivalents		0.9		-
Net increase(decrease) in cash and cash equivalents		60.1		(233.0)
Cash and cash equivalents at beginning of period		311.2		571.6
Cash and cash equivalents at end of period	$	371.3	$	338.6